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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2011 (MM/DD/YY) AND ENDING 09/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Numis Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue Ste 4100
(No. and Street)

New York (City) New York (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicholas J. Rego, CFO (212) 277-7311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Nicholas J. Rego, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Numis Securities inc, as of September 30th, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this 11 day of December, 2012

Khemeka Elizabeth Beckford
Notary Public

KHEMEKA ELIZABETH BECKFORD
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BE6248791
Qualified in Queens County
My Commission Expires September 26, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NUMIS SECURITIES, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2012


pwc

NUMIS SECURITIES, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2012

NUMIS SECURITIES, INC.
INDEX
SEPTEMBER 30, 2012



Report of Independent Auditors

To the Stockholder and Board of Directors of Numis Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statement of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Numis Securities Inc. (the "Company") at September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

December 11, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

NUMIS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2012

Assets	
Cash and cash equivalents	$ 5,002,518
Receivables and deposits with broker	449,793
Net receivable from parent and broker for unsettled regular-way trades	520,339
Fixed assets, net of accumulated depreciation	441,030
Security deposit and other	588,446
Total assets	$ 7,002,126
Liabilities and stockholder's equity	
Liabilities	
Accrued professional fees	$ 144,315
Bonus accrual	316,000
Deferred rent expense	140,788
Other accounts payable and accrued expenses	236,204
Total liabilities	837,307
Stockholder's equity	
Common Stock $1.00 par value; 100 shares authorized, issued and outstanding	100
Additional paid-in capital	13,129,943
Accumulated deficit	(6,965,224)
Total stockholder's equity	6,164,819
Total liabilities and stockholder's equity	$ 7,002,126

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC.
STATEMENT OF OPERATIONS
FISCAL YEAR ENDED SEPTEMBER 30, 2012

Revenues	
Commissions	$ 7,271,443
Research Income	595,201
Foreign currency exchange gain, net	45,346
Other	1,567
Total revenues	7,913,557
Expenses	
Employee compensation	3,331,125
Intercompany service fee	3,340,209
Occupancy	529,923
Professional fees	315,651
Communication services	376,284
Travel and entertainment	320,422
Information services	208,233
Depreciation	114,374
Clearance fees	72,713
Other	132,306
Total expenses	8,741,240
Net loss	$ (827,683)

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FISCAL YEAR ENDED SEPTEMBER 30, 2012

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	$ 100	$ 12,502,605	$ (6,137,541)	$ 6,365,164
Capital contributions	-	627,338	-	627,338
Net loss	-	-	(827,683)	(827,683)
Balance, end of year	$ 100	$ 13,129,943	$ (6,965,224)	$ 6,164,819

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FISCAL YEAR ENDED SEPTEMBER 30, 2012

Cash flows from operating activities	
Net loss	$ (827,683)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	114,374
Foreign currency exchange gain	(45,346)
Decrease/(increase) in operating assets	
Receivables and deposits with broker	(95,633)
Net receivable from parent and broker for unsettled regular-way trades	(456,680)
Security deposit and other	42,228
Increase/(decrease) in operating liabilities	
Payable to parent	(183,535)
Other accounts payable and accrued expenses	(102,128)
Net cash used in operating activities	(1,554,403)
Cash flows from investing activities	
Purchases of fixed assets	(51,705)
Cash used in investing activities	(51,705)
Cash flows from financing activities	
Capital contributions	627,338
Cash used in financing activities	627,338
Net decrease in cash	(978,770)
Cash and cash equivalents	
Beginning of year	5,981,288
End of year	$ 5,002,518
Supplemental disclosures of cash flow information	
Cash paid for interest	$ 1,504
Cash paid for capital taxes	$ 38,609
Disclosure of non-cash financing activity	
Capital infusion	$ 627,338

The accompanying notes are an integral part of these financial statements.

Note 1 - Description of Business:

Numis Securities, Inc. (the "Company"), a Delaware corporation incorporated on October 17, 2003, is a wholly owned subsidiary of Numis Securities Limited ("the Parent"). The Company commenced its operations on October 23, 2003, and received its license from the Securities and Exchange Commission (the "SEC") on February 18, 2004. The Parent is in the investment banking and institutional stock-brokerage business, and is a wholly owned trading subsidiary of Numis Corporation Plc ("Plc"). Plc is a listed United Kingdom stock company traded on the Alternative Investments Market of the London Stock Exchange ("LSE").

The Company is a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was established to provide securities brokerage services to United States customers trading in United Kingdom securities. The Company clears its United Kingdom and Irish listed securities through its UK Parent company. The Company holds no customer accounts. Other securities are cleared through a separate clearing broker, Pershing LLC ("Pershing").

Note 2 - Significant Accounting Policies:

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments and certificates of deposits to be cash equivalents. Cash and cash equivalents consist of unrestricted cash balances held with three major financial institutions and cash equivalents of $63,397, in the form of a 6 month certificate of deposit, held with another major financial institution. As of September 30, 2012, the cash held at bank exceeded the Federal Deposit Insurance Company (FDIC) insurance limits.

Fixed Assets

Fixed assets consist of office equipment, furniture, technology equipment, and leasehold improvements stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the shorter of the lease or useful lives of the assets. Estimated useful lives are three years for office equipment and technology equipment, and seven years for furniture. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the useful life and the lease term.

Receivables and Deposits with Broker

Receivables and deposits with broker represent payments receivable from customers for research services provided by the Company and cash balances on deposit with, and commissions and interest receivable from, the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to pay the balance reflected on the statement of financial condition, however, the Company does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term and bears interest at prevailing short- term interest rates.

Note 2 - Significant Accounting Policies (Cont'd):

Net Receivable from Parent and Broker for Unsettled Regular-Way Trades

These are regular-way trades, and are subject to standard settlement of trade date plus three days (T+3).

Commissions

Commission revenues and related expenses are recorded on a trade-date basis as securities transactions occur.

Research Income

In addition to brokerage commissions, the Company earns compensation in the form of direct payments for provision of third party research, and other brokerage services. Revenue is recognized upon the issuance of an invoice to the payer, or upon direct receipt of payment.

Foreign Currency Transactions

The Company's reporting and functional currency is the U.S. dollar. Certain of the Company's revenues earned and expenses incurred are denominated and settled in foreign currencies.

The Company's assets and liabilities denominated in a foreign currency are translated using exchange rates at the end of the year. Revenues and expenses are translated at average month rates for the year. The impact of translation gains and losses on assets and liabilities is included as a component in the Statement of Operations.

Income Taxes

The Company accounts for income taxes in accordance with current accounting standards. Deferred tax assets and liabilities are provided using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to amounts that more likely than not will not be realized.

The Company accounts for certain uncertainties in the accounting for income taxes utilizing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Use of Estimates and Indemnifications

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the period. These estimates and assumptions are based on judgment and available information, and, consequently, results could be materially different from these estimates.

Note 2 - Significant Accounting Policies (Cont'd):

Use of Estimates and Indemnifications (Cont'd)

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

Share-Based Compensation

Certain employees of the Company are permitted to participate in Plc's Restricted Stock Plans for Employees of Numis Securities Inc. ("the plans"). The plans are accounted for in accordance with current accounting for share-based payments which require companies to recognize an expense for stock-based compensation in the Statement of Operations. The Company has recorded compensation expense on a straight-line basis over the vesting period of the awards. The resulting liability as of September 30, 2012, and for all future years, is treated as additional paid in capital.

Note 3 - Fixed Assets:

As of September 30, 2012, fixed assets consist of the following:

Furniture, fixtures and leasehold improvements	$ 756,542
Technology equipment	431,461
	1,188,003
Accumulated depreciation	(746,973)
Fixed assets, net	$ 441,030

Note 4 - Commitments and Contingencies:

The Company is obligated under a noncancelable lease for office space which expires on July 31, 2018. The lease is subject to escalation based on certain costs incurred by the landlord. Occupancy expense for the year ended September 30, 2012 was $529,923 and is included in the Statement of Operations.

Minimum future annual rental commitments under the operating lease are as follows:

Year Ending	
September 30, 2013	$ 541,791
September 30, 2014	541,791
September 30, 2015	551,869
September 30, 2016	563,259
September 30, 2017	563,259
Thereafter	469,383
	$ 3,231,352

Note 5 - Related Party Transactions:

In the course of its business, the Company acts as agent for the Parent's clients. In return for these services the Company receives commission revenues from the Parent in accordance with terms of the allocation methodology established in the July 2004 Transfer Pricing Agreement, as amended in November 2007. The allocation is primarily linked to the level of work performed by the Company. For the fiscal year ended September 30, 2012, $1,499,886 of commissions were earned under this agreement, which is included in commissions in the Statement of Operations.

In accordance with the intercompany service agreement, the Parent receives a service fee for each transaction that is booked by the Company based on the Parent's detailed cost analysis on services performed. Services performed include equity administration and support, equity research, broking, and corporate services. For the year ended September 30, 2012, the intercompany service fee expense under such agreement was $3,340,209, which is included in the Statement of Operations.

At September 30, 2012, the Parent contributed $627,338 of liabilities related to the restricted stock plan as capital. In addition, future monthly accruals of restricted stock plan compensation otherwise due to the parent will also be contributed as capital.

As of September 30, 2012 the Company has a receivable balance from the Parent of $106,719 in relation to these related party transactions.

Note 6 - Clearing Fee Agreement:

The Company has an agreement with its clearing broker, Pershing. As part of the agreement, the Company maintains a deposit account with the clearing broker and is subject to certain termination fees in the event the agreement is terminated by either party without cause upon ninety days prior notice. The termination fee is defined in the agreement as a reasonable and determinable amount agreed upon by both parties. The Company does not intend to terminate the agreement during this period and as such has not recognized any liability or expense related thereto.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At September 30, 2012, the Company has recorded no liabilities with regard to the right.

Note 7 - Income Taxes:

The Company files a Federal, New York State and New York City tax return.

The deferred tax assets are comprised of the following:

Deferred	
Federal	$ 1,813,664
State and local	1,165,730
	2,979,394
Less: Valuation allowance	(2,979,394)
	$ -

Note 7 - Income Taxes (Cont'd):

The effective tax rate differs from the statutory federal tax rate primarily due to the valuation allowance. The company also has available net operating loss carry forwards amounting to approximately $3,700,000 for federal income tax purposes, approximately $4,200,000 for state income tax purposes and approximately $4,150,000 for local income tax purposes. These net operating loss carry forwards expire between September 30, 2029 and 2032.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. At September 30, 2012, the Company has recorded a deferred tax asset of $2,979,394. A valuation allowance is recognized against deferred tax assets if it is more likely than not such asset will not be realized in future years. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to the difficulty in assessing the level of future taxable gains against which the deferred tax assets could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded.

The Company had no tax liability for uncertain tax positions as of September 30, 2012.

Despite the net operating loss, the Company is subject to state and city taxes based on capital. During the fiscal year ended September 30, 2012, the Company recognized $21,609 of state and $17,000 of city capital taxes.

Note 8 - Restricted Stock Plan:

a) Details of restricted stock plans

During the year ended September 30, 2006 the Company had approved a plan (USRSP #1) under which selected employees were awarded a share purchase option to buy Numis Corporation stock on the LSE.

During the year ended September 30, 2008 the Company approved and made further awards pursuant to two additional plans USRSP #2 and USRSU #1.

The terms of the USRSP #2 plan are similar to the USRSP #1 plan: if the purchase option is exercised within the allotted exercise period, the shares are purchased at the price set on the grant date and the employee is allocated a like number of matching shares at no further cost to the employee. Both matching shares and the purchased shares are then subject to vesting periods. For USRSP #1, this vesting period is five years; for USRSP #2, there is a graded vesting schedule with 33.33% of the shares awarded vesting on each of the third, fourth and fifth anniversaries of the relevant share purchase date. For both plans unvested matching shares are forfeited in the event of voluntary termination or termination for cause. If a participant's termination occurs as a result of involuntary termination of employment, then an earned portion of the shares previously awarded to that participant shall become vested; and the unearned portion shall be forfeited. Under the terms of both plans, employees may finance the purchase of shares with a loan from Numis Corporation with repayments, including interest, made over the vesting period. In the event of non-payment of the loan, matching shares and the purchased shares that relate to any unpaid loan balance are forfeited. Dividends that would otherwise be earned on the matching shares under both plans are credited to the recipients' balance of matching shares in the form of dividend equivalent units (DEUs) as dividends fall due.

Note 8 - Restricted Stock Plan (Cont'd):

The USRSU #1 plan differs from the USRSP #1 and USRSP #2 plans; in that shares are awarded to employees in the form of restricted stock units, that will vest over a three year graded vesting schedule provided that the employee remains employed with the Company. There is no requirement to purchase shares and consequently no matching shares. The awards under the USRSU #1 plan do not qualify for DEUs.

b) Awards during the current fiscal year

USRSP #1

There were 23,341 matching shares and DEU's outstanding at the beginning of the current fiscal year that had been awarded under USRSP #1, with a weighted average price of $5.61.

No further awards were made under this plan; however an additional 978 matched units were allotted to participants in lieu of dividends on their matching shares (DEUs), with a weighted average price of $1.50.

During the year, all 24,319 shares vested from the plan at a weighted average exercise price of $5.45. No further shares remained in the plan as of September 30, 2012.

Compensation expense related to the USRSP #1 plan amounted to $68,780 for the year ended September 30, 2012, which is included in the statement of income.

USRSP #2

There were 1,365,884 matching shares and DEUs outstanding at the beginning of the current fiscal year that had been awarded under USRSP #2, with a weighted average price of $2.98. An additional 114,825 matched units were allotted to participants in lieu of dividends on their matching shares (DEUs), with a weighted average price of $1.48. During the year, 680,912 shares vested from the plan at a weighted average exercise price of $2.92. A further 14,568 shares were forfeited at a weighted average price of $2.28. As of September 30, 2012 there were 785,228 matching shares and DEUs outstanding with a weighted average exercise price of $2.82.

The second tranche of the issuance dated July 2008 vested in July 2012. By agreement of the parent Plc Board, it was agreed in July 2011 that the shares in the first tranche be deferred and allowed to vest equally between July 2012 and July 2013, as a result of which 668,634 matching shares and DEUs vested in July 2012 at a weighted average exercise price of $2.93.

Compensation expense related to the USRSP #2 plan amounted to $470,117 for the year ended September 30, 2012, which is included in the statement of income. As of September 30, 2012 there was $381,185 of total unrecognized compensation cost related to non-vested matching shares granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.07 years.

USRSU #1

There were 149,398 restricted share units outstanding at the beginning of the current fiscal year that had been awarded under USRSU #1, with a weighted average price of $1.57. In February 2012, 72,834 restricted share units were offered and issued with a weighted average exercise price of $1.31.

Note 8 - Restricted Stock Plan (Cont'd):

In March 2012, the third tranche of the restricted share units that had been issued in March 2009 became vested. This resulted in 49,886 restricted share units with a weighted average exercise price of $1.69 becoming vested.

Furthermore in May 2012, the first tranche of the restricted share units that had been issued in May 2011 became vested. Consequently 24,278 restricted share units, with a weighted average exercise price of $1.48 became vested.

Over the course of the year, 16,683 shares vested to former employees at an average exercise price of $1.73.

A further 9,995 unearned restricted share units that had been awarded under the USRSU #1, with a weighted average exercise price of $1.79, were forfeited. As of September 30, 2012 there were 121,390 restricted share units outstanding with a weighted average exercise price of $1.34.

Compensation expense related to the USRSU #1 plan amounted to $87,339 for the year ended September 30, 2012, which is included in the statement of income. As of September 30, 2012 there as $86,031 of total unrecognized compensation cost related to non-vested restricted share units granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.46 years.

Note 9 - 401(K) Profit Sharing Plan:

The Company maintains a 401(k) profit sharing plan ("Plan") for the benefit of all eligible employees who meet certain plan requirements. Under the Plan, the Company is required to make a 3% "safe harbor" to all eligible employees who have completed three months of service. Vesting in the 3% Company contribution is immediate. The Company may also elect to make a discretionary profit sharing contribution to the plan regardless of the amount of service completed by the employee during the year. Vesting in such profit sharing contributions is 20% after two years plus an additional 20% per year thereafter. The expense associated with this Plan for the year ended September 30, 2012 was $42,593. There were no discretionary contributions for the year ended September 30, 2012.

Note 10 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $250,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. September 30, 2012, the Company had net capital of $4,986,811 which exceeded the amount required by $4,736,811. The ratio of aggregate indebtedness to net capital was .10 to 1. The Company is exempt from the provision of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of this rule.

Note 11 - Subsequent Events:

Subsequent events have been evaluated through December 11, 2012, which is also the date that the financial statements were available to be issued.

NUMIS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
SEPTEMBER 30, 2012

Schedule I

Total stockholder's equity			$	6,164,819
Discretionary bonus accrual				316,000
Nonallowable assets				
Research fees receivable	$	(36,701)		
Fixed assets, net of accumulated depreciation		(441,030)		
Security deposit and other		(588,446)		
Due from Parent		(106,719)		
Total nonallowable assets				(1,172,896)
Net capital before haircuts on foreign currency				5,307,923
Haircuts on foreign currency				(321,112)
Net capital			$	4,986,811
Aggregated indebtedness				
Items included in the statement of financial condition				
Accounts payable and accrued expenses			$	521,307
Total aggregate indebtedness			$	521,307
Computation of basic net capital requirement				
Minimum net capital required (the greater $ 250,000 or 6-2/3% of aggregate indebtedness)			$	250,000
Excess net capital			$	4,736,811
Ratio: Aggregate indebtedness to net capital				.10 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

No differences exist between the above computation and the computations included in the Company's amended unaudited FOCUS Report as of September 30, 2012, as filed on December 11, 2012.

NUMIS SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
FOR BROKER-DEALERS
SEPTEMBER 30, 2012

Schedule II

The company is exempted from Rule 15C-3-3 of the SEC under paragraph k(2)(i) of that Rule.



To the Stockholder and
Board of Directors of Numis Securities, Inc.:

In planning and performing our audit of the financial statements of Numis Securities, Inc. (the Company), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g),) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11)

2. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.



A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

December 11, 2012



Report of Independent Accountants

To the Stockholder and Board of Directors of Numis Securities, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Numis Securities, Inc.for the year ended September 30 2012, which were agreed to by Numis Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Numis Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended September 30, 2012. Management is responsible for Numis Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: the initial payment of $10,220 paid on April 11, 2012, covered the period from October 1, 2011 through March 31, 2012 agreed to the SIPC assessment, the general ledger and the payment support (check number 3461). The subsequent payment of $9,277, covering the period from April 1, 2012 to September 30, 2012 agreed to the G/L and to the payment support (check number 3937). All supporting documents were obtained from Nicholas Rego, CFO. No exceptions noted.

2. Compared the Total Revenue amount reported on 4030 of the audited Form X-17A-5 for the year ended September 30, 2012 with the Total Revenue amount of $7,913,466 reported on page 2, item 2a of Form SIPC-7 for the year ended September 30, 2012. PwC noted that the total revenue amount to be reported on FORM SIPC-7 was equal to $7,933,676. This resulted in a difference of $20,210.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 3, commissions, of $133,265, to trial balance account 5053- Clearance expenses and account 5057-Trading P&L. No exceptions noted.
    b. Compared deduction on line 8, other revenue, of $0, to trial balance account 4999-Uncategorized Income. No exceptions noted.
    c. Compared deductions on line 9, total interest and dividend expense (but not in excess of total interest and dividend income), of $1,567, to trial balance account 5055-DK interest expense and 5075-Interest Expense. No exceptions noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $7,798,844 and $19,497, respectively, of the Form SIPC-7. PwC noted that the recalculated SIPC Net Operating Revenue was $7,778,634, resulting in a difference of $20,210. PwC also noted that the recalculated General Assessment @ .0025 was $19,447, resulting in a difference of $50.

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b. Recalculated the mathematical accuracy of the total SIPC deduction and corresponding workpapers. PwC noted that the total deduction were equal to $134,832, resulting in no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Numis Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

December 11, 2012

